

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Mr. Richard K. Reece
Executive Vice President and Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree Street, N.E., Suite 2300
Atlanta, Georgia 30309-7676

>   **Re: Acuity Brands, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2013**
>   **Filed October 29, 2013**
>   **Response dated May 12, 2014**
>   **File No. 001-16583**

Dear Mr. Reece:

We have reviewed your response letter and have the following comments. As noted in our letter dated April 30, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Form 10-K for the fiscal year ended August 31, 2013

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Revenue Recognition, page 42

1.   We note your response to our prior comment. Please tell us the products for which you offer a four month unlimited right of return. Please tell us the amount of sales revenue that was recognized for these products subject to this right of return for each quarter for the periods presented. Please quantify the amount of the returns for each period. Also show us your provision for the estimated amount of future returns for each of these periods.

2.   Please tell us in detail about the procedures that you employ to estimate future sales returns. We note that ASC 605-15-25-3 states that the ability to make a reasonable estimate of the amount of future returns may be impaired by many factors and circumstances, including, but not limited to: changes in demand; relatively long periods

in which a particular product may be returned; absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling entity's marketing policies or relationships with its customers; and, absence of a large volume of relatively homogeneous transactions. Please explain in detail why these factors did not preclude your ability to make a reasonable estimate of the amount of future returns.

3. We note that you also provide for limited product return rights to certain distributors and other customers, primarily for slow moving or damaged items subject to certain defined criteria. Please tell us in detail about the defined criteria and how these defined criteria are capable of being estimated.

4. Please tell us in detail about the contractual terms regarding returns that you have with respective customers as disclosed in your response.

5. We note that the schedule to which you referred us did not isolate the sales return activity. Your response discloses material return activity of $23.9 million, $18.6 million, and $22.0 million during fiscal 2013, 2012, and 2011, respectively. The reserve for product returns was $1.5 million, $1.3 million, and $1.4 million at August 31, 2013, 2012, and 2011, respectively. Please tell us how you believe that you have adequately reserved for sales returns when your sales return allowance at year seems so small when compared to your actual sales returns. Please tell us in detail about the certain other deductions provided to customers that are included within the "Reserve for estimated returns and allowances" disclosed in Schedule II to Form 10-K.

6. Please note that ASC 605-15-25-1 states that if an entity sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the conditions in the paragraph are met.
A few conditions would seem problematic in the ability to reasonably estimate returns.

- ASC 605-15-25-1b. provides that if the buyer does not pay at time of sale and the buyer's obligation to pay is implicitly excused until the buyer resells the product, then this condition is not met. Your largest customer's inventory turns in less time than your standard return period. It would appear that unsold inventory can always be returned by this customer and perhaps by other customers whose specific situations are unknown to us.

- ASC 605-15-25-1f. provides that if the amount of future returns can be reasonably estimated. This Subtopic permits reasonable aggregations and approximations of product returns. However for an exchange to be excluded from treatment as a product return, it must be an exchange of one item for another of the same kind, quality, and price (for example, one color or size for another). We note the disclosure in your response that the limited product return rights generally allow customers to return resalable products purchased within a specified time period and subject to certain limitations when accompanied by a replacement order of equal or greater value. Please tell us whether you have considered these products as exchanges that have been excluded from the disclosed product returns for purposes of your disclosure and estimate of returns.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

        Sincerely,

        /s/ Terry French for

        Larry Spirgel
        Assistant Director